Exhibit (m)(1)

PIMCO EQUITY SERIES VIT

PLAN OF DISTRIBUTION PURSUANT TO RULE 12b-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

(Advisor Class)

DATED March 30, 2010

WHEREAS, PIMCO Equity Series VIT (the “Trust”) is registered under the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company;

WHEREAS, the Trust comprises the PIMCO EqS Pathfinder Portfolio and hereafter created series (the “Portfolios”); and

WHEREAS, the Trust intends to offer Advisor Class shares Portfolios for sale to the separate accounts (“Separate Accounts”) of insurance companies (“Insurance Companies”) that issue variable annuity or variable life contracts (“Contracts”); and

WHEREAS the Trust desires to adopt a Distribution Plan (“Plan”) pursuant to Rule 12b-1 under the 1940 Act with respect to the Advisor Class shares of the Portfolios (“Shares”) as may hereafter be designated by the Trust’s board of trustees (“Board”);

NOW, THEREFORE, the Trust hereby adopts this Plan with respect to the Advisor Class shares of the Portfolios in accordance with Rule 12b-1 under the 1940 Act.

Section 1. Each Portfolio is authorized to pay to insurance companies, broker-dealers, banks, plan sponsors and recordkeepers, and other financial institutions (“Authorized Firms”) an aggregate fee in an amount not to exceed on an annual basis 0.25% of the average daily net asset value of the Portfolios attributable to Advisor Class shares (the “Plan Fee”) as compensation for services rendered in connection with the activities and services described in Section 2 pursuant to an agreement with an Authorized Firm. Payment of the Plan Fee shall be subject to applicable laws and regulations, as well as the rules of the Financial Industry Regulatory Authority, Inc. Some or all of the Plan Fee may be paid to an Authorized Firm that is the distributor of the Portfolios, which may, in turn, pay some or all of the Plan Fee to another Authorized Firm.

Section 2. Without in any way limiting the discretion of the Board, the activities and services for which the Plan Fee may be paid may include, without limitation:

1.	the provision of personal and continuing services to beneficial owners of the Shares;

2.	receiving, aggregating and processing purchase, exchange and redemption orders of beneficial owners;

3.	answering questions and handling correspondence from beneficial owners about their accounts;

4.	forwarding shareholder communications to beneficial owners of shares;

5.	receiving, tabulating and transmitting proxies executed by beneficial owners of shares;

6.	advertising, preparation of sales literature and other promotional materials, and related printing and distribution expenses with respect to the Shares;

7.	paying employees or agents of the distributor of the Portfolios, other securities broker-dealers and financial intermediaries, sales personnel, or “associated persons” of the Portfolios who engage in or support the provision of services to investors and/or distribution of the Shares, including salary, commissions, telephone, travel and related overhead expenses;

8.	incurring expenses of training sales personnel regarding the Shares;

9.	preparing, printing and distributing Portfolio prospectuses (including summary prospectuses), statements of additional information, supplements thereto, and reports to prospective investors;

10.	organizing and conducting sales seminars and meetings designed to promote the sale of the Shares;

11.	paying fees to one or more Authorized Firms in respect of the average daily value of Shares beneficially owned by investors for whom the Authorized Firm is the dealer of record or holder of record, or beneficially owned by shareholders with whom the Authorized Firm has a servicing relationship;

12.	expenses of obtaining information and providing explanations to variable contract owners and wholesale and retail distributors of contracts regarding Portfolio investment objectives and policies and other information about the Portfolios, including the performance of the Portfolios;

13.	expenses of training sales personnel regarding the Shares;

14.	expenses of personal services and/or maintenance of variable contract accounts with respect to Shares attributable to such accounts;

15.	incurring costs and expenses in implementing and operating the Plan, including capital or other expenses of associated equipment, rent, salaries, bonuses, interest, and other overhead or financing charges; and

16.	such other similar activities and services as determined by the Board from time to time.

In addition, an Authorized Firm may enter into an agreement with the Trust or its distributor under which it would be entitled to receive compensation for, among other things, making the Shares available to its contract owners as funding vehicles for their variable insurance contracts.

Section 3. In the event that activities or services for which an Authorized Firm may be compensated under the Plan are not specifically attributable to any particular Portfolio, the Trust may allocate the Plan Fee to each Portfolio deemed to be reasonably likely to benefit from such activities or services based upon the ratio of the average daily net assets attributable to Shares of each such Portfolio during the previous quarter to the aggregate average daily net assets attributable to Shares of all such Portfolios for such quarter; provided, however that any such allocation shall be subject to review and approval by the Board and may be subject to such adjustments as the Board shall deem appropriate to render the allocation fair and equitable under the circumstances.

Payment of Plan Fees as compensation for any activity or service shall not: (1) duplicate payments for the same activity or service under any other agreement or plan applicable to a Portfolio; or (2) constitute an admission that such activity or service is a distribution-related activity or service.

Section 4. The Plan shall not take effect with respect to the Advisor Class shares of a Portfolio until it has been approved, together with any related agreement, by votes of the majority (or whatever greater percentage may, from time to time, be required by Section 12(b) of the 1940 Act) of both (a) the Board, and (b) the Independent Trustees, cast in person at a meeting called, at least in part, for the purpose of voting on the Plan or such agreement.

Section 5. If adopted with respect to the Advisor Class shares of a Portfolio after any public offering of Shares to persons who are not affiliated persons of the Portfolio, affiliated persons of such persons, promoters of the Trust, or affiliated persons of such persons, the Plan (solely with respect to distribution related activities and/or services) must be approved by a vote of a majority of the outstanding shares of the Advisor Class shares of the Portfolio. In the event that shareholder approval of the Plan is required under this Section, such approval shall constitute authorization to pay distribution related Plan Fees accrued under the Plan with respect to the Shares prior to the date of such approval.

Section 6. The Plan, and each related agreement, shall continue in effect with respect to the Advisor Class shares of a Portfolio for a period beyond one year only so long as such continuance is specifically approved at least annually in the manner provided for in Section 4.

Section 7. Any person authorized to direct the disposition of the monies paid or payable by a Portfolio pursuant to the Plan or any related agreement shall provide to the Board, and the Board shall review, at least quarterly, a written report of the amounts so expended pursuant to this Plan and the purpose for which such expenditures were made.

Section 8. The Plan may be terminated with respect to the Advisor Class shares of a Portfolio at any time by vote of a majority of the Independent Trustees, or by vote of a majority of the outstanding voting securities of the Advisor Class shares of that Portfolio.

Section 9. All agreements with any person relating to implementation of the Plan shall be in writing, and any agreement related to the Plan shall provide:

1.	That such agreement may be terminated with respect to the Advisor Class shares of a Portfolio at any time, without payment of any penalty, by vote of a majority of the Independent Trustees or by vote of a majority of the outstanding voting securities of the Advisor Class shares of a Portfolio, on not more than 60 days’ written notice to any other party to the agreement; and

2.	That such agreement shall terminate automatically in the event of its assignment.

Section 10. The Plan may not be materially amended unless approved in the manner provided for approval of the Plan in Section 4. The Plan shall not be amended to materially increase the amount spent for distribution with respect to a Portfolio without approval by a vote of a majority of the outstanding voting securities of Advisor Class shares of the Portfolio.

Section 11. While the Plan is in effect, Trustees who are not interested persons of the Trust shall constitute a majority of the Board, and the selection and nomination of Trustees who are not interested persons of the Trust shall be committed to the discretion of the Trustees who are not interested persons of the Trust. While the Plan is in effect, any person who acts as legal counsel to the Trustees who are not interested persons of the Trust shall be an independent legal counsel.

Section 12. The Trust shall preserve copies of the Plan, any related agreement, and any report made pursuant to Section 7 for a period of not less than six years from the date of the Plan or of such agreement or report, the first two years in an easily accessible place.

Section 13. As used in the Plan, (a) the term “Independent Trustees” shall mean those Trustees of the Trust who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreements related to it; (b) the terms “affiliated person”, “assignment”, “independent legal counsel”, “interested person”, “majority of the outstanding voting securities” and “promoter” shall have the respective meanings specified in the 1940 Act and the rules and regulations thereunder, subject to such exemptions as may be granted by the Securities and Exchange Commission.

Section 14. It is understood and expressly stipulated that neither the holders of shares of any Portfolio nor any Trustee, officer, agent or employee of the Trust shall be personally liable hereunder, nor shall any resort be had to other private property for the satisfaction of any claim or obligation hereunder, but the Trust only shall be liable.

Dated: March 30, 2010